ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

        Symbol “AKV”: TSX Venture Exchange

        SEC Form 20F Registration CIK:  1194506

.Symbol: OTC BB:  “AXVEF”

December 14, 2006

 ACREX PLANS 2007 WINTER DRILL PROGRAM

FOR TIMMINS GOLD PROPERTY, ONTARIO

Acrex Ventures Ltd. (Acrex)  and Moneta Porcupine Mines Inc. (Moneta) are pleased to announce that plans for a Winter drill program are being finalized by them, as the Michaud Joint Venture partners, with an expected startup of drilling by the middle of January 2007 subject to suitable field conditions.

The drill program will continue exploration begun earlier this year to establish the gold potential of the Dyment 3 property with up to 1,200 metres of drilling.  In spite of an early termination to the Spring 2006 program because of poor ground conditions, the drill results were encouraging and confirmed the continuity of the regional geologic stratigraphy and established the first presence of gold mineralization on Dyment 3.  The best intersection returned 7.5 g/t gold over 0.5 metres within a zone of 2.1 g/t gold over 2.6 metres, all drilled widths.

The program is also expected to test the area between the 55 and Western Zones along the ultramafic/Timiskaming sedimentary contact and on strike from Moneta’s Southwest Zone (624,500 oz. inferred historical gold resource), all of which lie adjacent to the prolific Destor-Porcupine Fault.

The Michaud (50/50) Joint Venture was formed in 2004 by Moneta and Acrex to continue exploration on the prior gold discoveries on 43 claims in Michaud Township which include the 55 and Western Zones.  The Dyment 3 property adjoins the existing claim group and is held by the Michaud Joint Venture under a 2006 earn-in agreement from St. Andrew Goldfields Ltd.

Acrex is presently awaiting assays from its Spanish Mountain Gold Project in central British Columbia.  In November 2006 the Company completed 1,958 metres of diamond drilling in 15 holes on the Spanish Mountain property.  Due to a backlog at the laboratory the assays are now expected to be available in early January.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions.  Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com.  Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. We assume no obligation to revise or update these forward-looking statements.

The TSX does not accept responsibility for the adequacy or accuracy of this release.